

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Chee Kong CHOO
Director and Chairman
CytoMed Therapeutics Pte. Ltd.
21 Bukit Batok Crescent
#17-80 WCEGA Tower
Singapore 658065

> **Re: CytoMed Therapeutics Pte. Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 19, 2021**
> **CIK No. 0001873093**

Dear Mr. CHOO:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Property, page 113

1. We note your response to comment 10. File the leasehold agreement as an exhibit as required by Item 601(b)(10)(ii)(D) of Regulation S-K, or provide your analysis why it is not required to be filed.

Foreign Private Issuer Exceptions, page 147

2. We note your response to comment 12. The revised disclosure on page 147 did not clarify from which listing standards you intend to continue exercising the exemption. Please either revise page 147 to clarify or revise the associated disclosure to clarify. For example, on page 146, clarify whether your code of business conduct and ethics and your

compensation committee member's independence and charter will comply with the Nasdaq standards. If you are uncertain, so state in the disclosure.

<u>Exhibits</u>

3.   Please file the actual Share Subscription Agreement as Exhibit 10.14, rather than a "Form of" agreement. When you file the document publicly, please file the actual consent of each person to be named a director, rather than a "Form of" consent.

You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard I. Anslow, Esq.